January 14, 2008

Via EDGAR Filing System

Craig Slivka

Attorney Advisor

United States Securities Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549

RE:	Convergys Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 13, 2007

File No. 001-14379

Dear Mr. Slivka:

We are in receipt of your response letter to us dated November 30, 2007 regarding our Definitive Proxy Statement on Schedule 14A filed on March 13, 2007 (“Proxy”). We appreciate your taking time to discuss with us this matter and our significant concerns over the reporting of certain specific performance targets in our proxy statement.

Under separate cover and through a request for confidential treatment, we are providing you our response related to the Staff’s comment number 1 from your letter dated November 30, 2007.

The Staff issued one additional comment, and for your reference, the Staff’s comment number 2 from your letter dated November 30, 2007 is as follows:

“2. Please clarify your response to comment 5 of our August 21, 2007 letter in future filings. Specifically, you do not appear to disclose in the filing that Messrs. Hawkins’ and Shanks’ termination and change of control packages were influenced by the level of Mr. Dougherty’s package nor does there appear to be disclosure regarding the fact that termination and change in control benefits have not been an influencing factor in decisions regarding other elements of compensation.”

We agree to provide in future filings the disclosure and discussion as outlined in our September 21, 2007 letter containing our supplemental response to the Staff’s Comment 5, as well as to provide additional clarifying discussion related to how the NEO’s (other than the CEO) termination and change of control packages were influenced by the CEO’s termination and change of control package, as well as how these benefits influenced decisions regarding the other elements of compensation (if they did so), as well as additional discussion on internal equity pay as it relates to and between the NEO’s compensation packages.

Mr. Craig Slivka

January 14, 2008

Please direct any and all notices, orders and inquiries related to this request to: Convergys Corporation, 201 East Fourth Street, Cincinnati, Ohio 45202, Attn: Karen R. Bowman, General Counsel and Corporate Secretary.

In connection with this request, the Company would be pleased to discuss this matter further with the Staff and to provide the Staff with any additional information that the Staff may desire to facilitate its review of this request for confidential treatment.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any further questions, comments or requests for additional information, please contact me at 513.784.1071.

Sincerely,

/s/ Karen R. Bowman

Karen R. Bowman

General Counsel and Corporate Secretary